919 Third Avenue

New York, NY 10022

(212) 756-2000

fax (212) 593-5955

www.srz.com

Writer’s Direct Number (212) 756-2431	Writer’s E-mail Address andre.weiss@srz.com

May 17, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.

Registration Statement on Form S-1

Filed March 2, 2005

File No. 333-123073

H-Lines Finance Holding Corp.

Registration Statement on Form S-4

Filed March 30, 2005

File No. 333-123682

Horizon Lines Holding Corp.

Registration Statement on Form S-4

Filed March 30, 2005

File No. 333-123681

Dear Ms. Williams:

On behalf of Horizon Lines, Inc. (the “Company”), we have set forth below the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 11, 2005 (the “Comment Letter”) with respect to the above-referenced registration statements of the Company and its subsidiaries, H-Lines Finance Holding Corp. and Horizon Lines Holding Corp. The Company has filed, via the EDGAR system, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-123073), filed on March 2, 2005 (the “Registration Statement”). By overnight courier, we will be sending you a blacklined copy of the Amendment, which has been marked to indicate the Company’s changes to Amendment No. 1 to the Registration Statement.

For your convenience, we have set forth below the Staff’s comments, in italics, followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the blacklined copy of Amendment No. 2, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company would be most appreciative of your prompt review of this filing.

Securities and Exchange Commission

May 17, 2005

General

1.	We will provide comments, if any, on your confidential treatment application under separate cover when we complete our review. Also, please note that we may have further comment on your supplemental response regarding recent press reports when we complete our review of those materials.

The Company is sending, under separate cover, a response to the Staff’s comment communicated to the undersigned on May 13, 2005, with respect to the press coverage of the Company in Lloyd’s Shipping Economist.

2.	Please provide brief captions that accurately describe the photographs you plan to include in the red herring.

The Company has included, in Amendment No. 2, captions for the artwork proposed to be included in the red herring. Such captions appear on the inside front cover page and the inside back cover of the prospectus.

Prospectus Summary, page 1

3.	We note your response to our prior comments no. 5 and 23. Please remove the disclosure relating to the summary of Post-Acquisition Transactions on pages 6 and 7 because the disclosure merely repeats the information provided elsewhere in the prospectus. Instead, you may provide a cross-reference to your revised summary of the Post-Acquisition Transactions on page 121.

Revisions have been made in response to this comment. See page 6.

4.	Please revise your disclosure throughout to eliminate any references to your Adjusted EBITDA measures. Please refer to our accounting comment no. 15, Refer to Item 10(e)(ii) of Regulation S-K.

The Company has deleted all references to Adjusted EBITDA in the Prospectus Summary and in the Selected Consolidated and Combined Financial Data Section of the prospectus. The Company, after discussions with the Staff, has retained tabular footnotes in these Sections (pages 17 and 62) presenting certain charges. These items have not been aggregated and are not presented on a comparative basis with any GAAP-based financial measure.

Our Company, page 1

5.	We note your response to our prior comment no. 14. Please provide verifiable support regarding your ranking in the four areas you list.

The first area listed in our prior response consisted of the number of Jones Act markets in which a container shipping or logistics company provides marine container shipping and logistics services. The Company provides marine container shipping and logistics services in each of the Hawaii market (i.e., between Hawaii and the U.S. west coast), the Puerto Rico market (i.e., between Puerto Rico and the continental U.S.), and the Alaska market (i.e., between Alaska and the U.S. west coast). By contrast, no other marine container shipping company provides marine container shipping and logistics services in each of the Hawaii, Puerto Rico and Alaska markets.

The second area listed in our prior response consisted of the number of container vessels that are in active service in the Jones Act markets. The Company operates 16 container vessels in these markets taken as a whole, more than any other Jones Act container shipping and logistics company. Matson Navigation Company (“Matson”) operates 13 vessels, Totem Ocean Trailer Express, Inc. (“TOTE”) operates five vessels, Sea Star Lines (“Sea Star”) operates two container vessels, and Pasha Hawaii (“Pasha”) operates one vessel. While Crowley Maritime Corporation (“Crowley”) and Trailer Bridge, Inc. (“Trailer Bridge” ) each is active in a Jones Act market, they operate tugboats and barges.

The third area listed in our prior response consisted of the total tonnage of the container vessels in service in all Jones Act markets taken as a whole. The total deadweight tonnage of the container vessels of the Company is 458,400 tons, more than the total deadweight tonnage of the container vessels of any other Jones Act container shipping and logistics company. The total deadweight tonnage of the container vessels of Matson, TOTE, Sea Star, and Pasha are 386,000, 97,500, 44,000 and 14,000, respectively. However, different measures of tonnage for these container vessels exist that may yield different rankings. Accordingly, the statement at issue in the Registration Statement has been restated as the belief of the Company.

Securities and Exchange Commission

May 17, 2005

The fourth area listed in our prior response consisted of the number of containers transported for a charge (as opposed to empty containers) in all Jones Act markets taken as a whole. During 2004, the Company shipped 569,282 TEUs in all Jones markets taken as a whole. (A “TEU,” or twenty-foot-equivalent unit, is a standard measure of cargo volume correlated to the volume of a standard 20-foot dry cargo container). By contrast, based on the Company’s conversion of Matson’s publicly reported container loads to approximated TEUs, Matson (which is active in only one Jones Act market, namely the Hawaii market) shipped only 338,600 TEUs in all Jones Act markets taken as a whole during 2004, and, based on data obtained from Commonwealth Business Media, Inc., Crowley, Sea Star and Trailer Bridge (all of which are active only in the Puerto Rico market) shipped only 224,707, 144,321, and 92,388 TEUs, respectively, in all Jones Act markets taken as a whole during 2004. Pasha did not conduct active operations in 2004 and commenced operations in 2005 with a single container vessel in the Hawaii market. Based on estimates compiled by employees, customer and labor unions, adjusted for market trends and seasonality fluctuations, the Company carried more TEUs than TOTE (which is active only in the Alaska market) in all Jones Act markets taken as a whole during 2004.

As indicated above, the statement at issue in the Registration Statement has been restated as the belief of the Company.

Our Competitive Strengths, page 3

6.	In your response to our prior comment no. 18, you indicate that discussion of the Company’s compounded annual growth rate with respect to its revenue was deleted. However, please note that this disclosure still appears in the third paragraph on page 3. Please revise accordingly.

The references have been deleted.

Long-standing relationships, page 4

7.	We note your response to our prior comment no. 15. Please disclose that you have non-exclusive contracts with your customers and that none of your customers account for 10% or more of your total revenue.

Revisions have been made in response to this comment. See page 3.

Our Equity Sponsor, page 7

8.	Please identify Castle Harlan as the holders of Class B common stock and the Series A preferred stock.

Revisions have been made in response to this comment. See page 7.

The Offering, page 9

9.	We note your changes in response to our prior comment no. 26. However, the Offering-Related Transactions subsection is difficult to follow due to the embedded lists presented. We also note that the information presented in this subsection merely repeats the same transactions disclosed in the Offering-Related Transactions section presented on pages 13-14. Please consider deleting the offering-related transactions on page 9 and providing a cross-reference to the offering-related transactions on pages 13-24.

Revisions have been made in response to this comment. See page 8.

Risk Factors, page 21

Financial and other covenants under our current and future indebtedness..., page 23

10.	We note your response to prior comment 32. However, your response merely repeats the information provided elsewhere in your prospectus. Instead, briefly disclose that the senior credit facility requires mandatory prepayments. In addition, consider quantifying the effect that the mandatory prepayments would have on your operations, if material.

Securities and Exchange Commission

May 17, 2005

The disclosure in this section regarding mandatory prepayments under the senior credit facility has been simplified and shortened to eliminate repetition to the extent consistent with clarity of the disclosure. See page 22.

The mandatory prepayment provisions of the senior credit facility are triggered by events or circumstances that are not anticipated at this time. As such, the Company believes that it is not in a position to quantify the effect that mandatory prepayments under the senior credit facility would have on its operations because the timing of the potential triggering events (e.g., certain asset sales, and events of loss (subject to exceptions)) and the amounts of the related mandatory prepayments are unpredictable and the specific circumstances of the Company at the time of any such prepayment would determine the impact of such prepayment on the Company’s operations. Disclosure to this effect has been added to page 22.

Certain provisions of our charter documents and agreements

and Delaware law could discourage, delay or prevent..., page 34

11.	Please briefly disclose the limited exceptions for the Castle Harlan Group. In addition, please revise similar disclosure in the Description of Capital Stock section on page 137 to explain the business reasons on why the limited exceptions exist.

Revisions have been made in response to this comment. See pages 33-34 and 149.

If a substantial number of shares become available for

for sale and are sold in a short period..., page 35

12.	We note your response to prior comment no. 39. However, we cannot determine when the restrictions on resale by existing stockholders will lapse under Rule 144 and the relevant agreements. Please advise. In addition, please revise your disclosure to indicate the exact number of outstanding securities that will eventually become available for sale.

Revisions have been made in response to this comment. See pages 34-35 and 151-152.

Cautionary Statement, page 40

13.	We note your response to prior comment no. 29. However, we continue to see qualifying language in paragraph four of this section. Please delete this qualifying language or supplementally advise why no revision is necessary.

Revisions have been made in response to this comment. See page 40.

Industry and Market Data, page 41

14.	It is inappropriate to disclaim responsibility for the disclosure information you provide in the prospectus. Please remove any references indicating that you do not guarantee the accuracy or completeness of the information provided.

The references have been removed. See page 41.

Securities and Exchange Commission

May 17, 2005

Selected Consolidated and Combined Financial Data, page 56

15.	We note your response to our prior comment #47. However, based on your specific facts and circumstances, we continue to believe that your presentation of Adjusted EBITDA is not in accordance with Item 10 of Regulation S-K. Please delete this measure from your filing, including the Prospectus Summary, Business section, and Summary Consolidated, Combined and Unaudited Pro Forma Financial Data.

Please see the Company’s response to the Staff’s comment No. 4.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations, Page 63

Results of Operations, page 68

16.	We note your response to our prior comment #50. However, Item 303(a)(3)(ii) of Regulation S-K requires disclosure of known uncertainties in MD&A, and subsequent Exchange Act filings should continue to discuss this uncertainty on a periodic basis. Please revise, as appropriate.

Revisions have been made in response to this comment. See page 80.

17.	When quantifying changes in your revenues, please use a table or other method of presenting the information in a clear and concise manner. For example, we suggest you explain your 10.6% increase in revenues for fiscal 2004 as compared to fiscal 2003 by using a table showing the components of the 10.6% change. Accordingly, volume growth would be shown as comprising approximately 6% of the 10.6% change, rather than describing the 10.6% change as being approximately 57% attributable to volume growth.

Revisions have been made in response to this comment. See pages 73, 75 and 78.

Contractual Obligations, page 78

18.	We note that your table of contractual obligations is presented on a pro forma basis. Although a pro forma presentation may provide meaningful disclosure, this information should be presented in addition to, not in lieu of, historical amounts. Therefore, please add a table showing the historical amounts of your contractual obligations in a manner consistent with the amounts shown in Note 6 to your financial statements, and then present the table showing pro forma amounts, with an appropriate explanation of the pro forma adjustments.

Revisions have been made in response to this comment. See pages 84-85.

Securities and Exchange Commission

May 17, 2005

Business, page 81

Legal Proceedings, page 100

19.	We note your response to our prior comment #63. Please revise to disclose why you believe a meaningful quantification of potential damages related to the Guam-STB matter is not possible. In this regard, since the parties have submitted proposed standards with respect to rates charged, it is unclear to us why you cannot calculate the potential damages that could be awarded to the Government of Guam by reference to their June 2002 submission.

Revisions have been made in response to this comment, including an explanation as to why a calculation of potential damages is not currently feasible. See pages 108-109.

Management, page 101

20.	Please revise to disclose Messrs. Holloway and Colussy’s business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Revisions have been made in response to this comment. See page 112.

Consolidated and Combined Statements of Operations, page F-4

21.	With respect to your response to our prior comment #74, we note that fuel surcharges accounted for over 5 percent of fiscal 2004 revenues and that the $14.3 million increase in fuel surcharges from 2003 to 2004 materially affected your reported results of operations. We reissue our original comment. Please revise your statements of operations to separately present these revenues, consistent with other transportation providers to which these revenues are significant, and revise your MD&A to provide quantitative disclosures of amounts and changes therein. Refer to Item 303 of Regulation S-K.

We respectfully submit that fuel surcharges need not be presented as a separate component of revenue in the Company’s consolidated and combined statements of operations. In addition to the reasons stated in our letter to the Staff dated April 13, 2005 in response to comment #74 of the Staff’s comment letter dated April 1, 2005, we believe that no such presentation is necessary because of the following:

•	The Company believes that its current presentation is in compliance with the presentation rules of Regulation S-X Rule 5-03(b), which states in relevant part that “if income is derived from more than one of the subcaptions described under 210.5-03.1, each class which is not more than 10% of the sum of the items may be combined with another class.” Fuel surcharges amounted to slightly more than 5%, but less than 10%, of fiscal 2004 revenues.

•	Fuel surcharges are not billed separately to customers. These charges constitute only one of approximately 40 charges that may be included, but not broken out, in the Company’s invoices, including ocean charges, advanced and beyond transportation, terminal handling charges, hazardous material charges, and port security. As these various charges are part of the overall rate that the Company charges, the Company believes that it is not appropriate to separately present fuel surcharges in its consolidated results of operations.

•	Although fuel surcharges amounted to slightly more than 5% of fiscal 2004 revenues, the Company believes that its results of operations were not materially affected as these surcharges offset similar increases in fuel expenses. The Company’s 2004 fiscal year was the first such year that fuel surcharges amounted to greater than 5% of total revenues, and this change was a result of fuel prices being at historically high levels. Fuel surcharges are not expected to continue to be this high for any extended period of time. If fuel prices remain high for an extended period of time, then the Company will incorporate portions of its fuel surcharge into its base ocean rate.

Note 17 – Subsequent Events, page F-28

22.	We note your response to our prior comment #86. Supplementally tell us your basis for applying a 25 percent discount to the assumed fair market value of your stock for purposes of determining compensation expense. Generally, unless justified by the specific circumstances of your business, little or no discount should be applied for, among other things, lack of marketability of the shares.

Securities and Exchange Commission

May 17, 2005

The Company applied a 25% discount for its common stock relative to the assumed fair market value of its common stock in an initial public offering. The Company believes that such a discount, if not higher rates of discount, are customary for valuing common stock in closely held corporations, taking into account the absence of a market, the securities laws transfer restrictions, and the transfer restrictions embedded in the stockholders agreement and the voting trust agreement.

Part II

Recent Sales of Unregistered Securities, page II-3

23.	Refer to paragraph (2). Please disclose which rule of Regulation D you are relying on for exemption from registration of the offering on July 7, 2004. In addition, disclose the number of persons who met the definition of an accredited investor pursuant to Rule 501(a).

Revisions have been made in response to this comment. See page II-3.

* * *

Finally, please note that the Company intends to offer shares of its Class A common stock to certain employees of its subsidiaries who are members of the Marine Engineers Beneficial Association (“MEBA”) or International Organization of Masters, Mates & Pilots, AFL-CIO (“MMP”) in connection with its directed share program. MEBA and MMP wish to include their own letters in the package of information being sent to these offerees, and the Company intends to include such letters in the package of information sent to such offerees. Copies of these letters are provided as Exhibits A and B to this letter. All other materials that will be provided to potential participants in the Company’s directed share program were previously provided to the Staff in our letter to the Staff dated April 13, 2005, in connection with our response to comment #72 of the Staff’s comment letter dated April 1, 2005.

Please do not hesitate to contact the undersigned at (212) 756-2431 or Eric Piasta of my office at (212) 756-2427 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ ANDRÉ WEISS André Weiss

cc:	Johanna Vega Losert, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
M. Mark Urbania, Horizon Lines, Inc.

Robert S. Zuckerman, Horizon Lines, Inc.

Eric Piasta, Schulte Roth & Zabel LLP

EXHIBIT A

MEMORANDUM

To:	Horizon Lines

From:	MEBA Headquarters

Date:	April 30, 2005

Subject:	Public Offering

Dear                                              :

The MEBA has been informed that during the month of May 2005 you will be offered a chance to purchase shares of Horizon Lines stock at the IPO price. Attached you will find a letter from Horizon Lines President, Chuck Raymond outlining this program.

The MEBA takes no position as to whether or not this is a good or a bad financial move on your part. However, the Union has been in contact with Horizon and whether or not you chose (or do not chose) to purchase shares, it will have no bearing on your career at Horizon.

In closing, the final decision to purchase is yours and yours alone.

EXHIBIT B

International Organization of

Masters, Mates & Pilots

700 Maritime Boulevard, Linthicum Heights, MD 21090-1941

Telephone: 410-850-8700 • Fax: 410-850-0973

Internet: www.bridgedeck.org • E-mail: iommp@bridgedeck.org

TIMOTHY A. BROWN

International President

GLEN P. BANKS

International Secretary-Treasurer

April 27, 2005

Dear Horizon Employee:

The International has been informed that during the month of May, you will be offered a chance to purchase shares of Horizon Lines stock at the IPO price. Attached you will find a letter from Horizon Lines’ President Chuck Raymond outlining this program.

The International takes no position as to whether or not this is a good or a bad financial move on your part. The MMP recommends that you consult with your financial advisor or other appropriate sources to determine for yourself whether or not you should purchase shares. However, the International has been in contact with Horizon, and whether or not you chose (or do not chose) to purchase shares, it will have no bearing on your career at Horizon.

The final decision to purchase is yours and yours alone.

Fraternally,

/s/ Timothy A. Brown
Timothy A. Brown
International President

INTERNATIONAL MARINE DIVISION OF THE INTERNATIONAL LONGSHOREMEN’S ASSOCIATION • AFL-CIO